UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Pier 1 Imports, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

720279108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Alden Global Opportunities Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,632,034
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,632,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,632,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,632,034
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,632,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,632,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,632,034
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,632,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,632,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 720279108

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Alden Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 7,632,034 Shares owned directly by Alden Master Fund is approximately $31,360,159, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 20, 2016, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (the “Board”) reiterating their strong belief that the Issuer is significantly undervalued and that there are several opportunities available to maximize value for the benefit of all shareholders.  In the letter, the Reporting Persons state that they are encouraged by the top line performance during the third quarter. However, they continue to believe there is a need for improved governance and a disciplined focus on operational improvements. The Reporting Persons believe 2017 will prove critical for the Issuer and that shareholder representation is required on the Board to ensure the best interests of all shareholders are properly represented.

In the letter, the Reporting Persons state that of immediate concern is selecting a highly qualified and accomplished CEO to lead the Issuer’s continued turnaround in 2017 and develop a long-term strategy for the Issuer.  The Reporting Persons also reiterate their strong desire to be involved in the ongoing CEO search process and executive compensation programs and encourage the Board to reevaluate its dismissive approach to their involvement.  A copy of the letter is attached hereto as exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 83,087,151 Shares outstanding as of September 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 5, 2016.

A.	Alden Master Fund

(a)	As of the close of business on December 19, 2016, Alden Master Fund beneficially owned 7,632,034 Shares.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,632,034
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,632,034

CUSIP NO. 720279108

(c)	The transaction in the Shares by Alden Master Fund since the filing of Amendment No. 3 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

B.	Alden

(a)	Alden, as the investment manager of Alden Master Fund, may be deemed the beneficial owner of the 7,632,034 Shares owned by Alden Master Fund.

Percentage: 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,632,034
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,632,034

(c)
Alden has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transaction in the Shares on behalf of Alden Master Fund since the filing of Amendment No. 3 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

C.	Mr. Freeman

(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of 7,632,034 Shares owned by Alden Master Fund.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,632,034
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,632,034

(c)
Mr. Freeman has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.  The transaction in the Shares on behalf of Alden Master Fund since the filing of Amendment No. 3 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board of Directors, dated December 20, 2016.

CUSIP NO. 720279108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2016

Alden Global Opportunities Master Fund, LP

By:	Alden Global Capital LLC Investment Manager

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

CUSIP NO. 720279108

SCHEDULE A

Transaction in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share($)	Date of Sale

ALDEN GLOBAL OPPORTUNITIES MASTER FUND, LP

281,466	6.1800	11/22/2016